Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Investment Committee of the Bard Employees’ Savings Trust 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-30217) on Form S-8 of C. R. Bard, Inc. of our report dated June 25, 2009, with respect to the statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the Form 11-K of the Bard Employees’ Savings Trust 401(k) Plan for the fiscal year ended December 31, 2008.

/s/ KPMG LLP

Short Hills, New Jersey
June 25, 2009